

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 13, 2016

Roger A. Krone
Chief Executive Officer
Leidos Holdings, Inc.
11951 Freedom Drive
Reston, Virginia 20190

> **Re:** **Leidos Holdings, Inc.**
> **Registration Statement on Form S-4 filed April 18, 2016**
> **File No. 333-210796**
> **Preliminary Proxy Statement on Schedule 14A filed April 26, 2016**
> **File No. 001-33072**

Dear Mr. Krone:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Explanatory Note

1. The explanatory note in the inside cover of the registration statements includes a statement that once a final decision is made regarding the manner of distributing the shares of Splitco common stock, Splitco's registration statement and Leidos' proxy statement and registration statement on Form S-4 will be amended to reflect such decision. Please explain to us the mechanics of how and when you anticipate Lockheed Martin will make the determination as to whether it will conduct a spin-off or combined split-off/spin-off and what factors will be considered in making that determination.

Questions and Answers about this Exchange Offer and the Transactions, page 5

General

2.   Please consider adding a Q&A to explain why the post-merger ownership of Leidos will
        be 50.5% pre-merger Splitco (former Lockheed Martin) shareholders and 49.5% pre-
        merger Leidos shareholders on a fully diluted basis. In providing this disclosure, please
        explain the effect of using the Reverse Morris Trust structure and the tax treatment under
        the Internal Revenue Code.

Q: Will all shares of Lockheed Martin common stock that I tender be accepted in this exchange
offer?, page 10

3.   Please quantify, in this answer and with a view toward making conforming changes
        elsewhere in the offer document, the maximum amount of Lockheed Martin common
        stock sought in the issuer exchange offer. Refer to Item 4 of Schedule TO and
        corresponding Item 1004(a) of Regulation M-A.

Q: What will Leidos stockholders receive in connection with the Merger?, page 14

4.   Please revise to discuss more fully the impact of the Merger on Leidos shareholders. For
        example, consider explaining that while Leidos shareholders will not directly receive any
        consideration in the Merger, they will hold shares in a company that includes the IS&GS
        business and the additional debt that will be incurred by Splitco and Leidos in connection
        with the Transactions, as disclosed elsewhere in the document.

How will the Transactions impact the future liquidity and capital resources of Leidos?, page 15

5.   Please quantify the additional indebtedness that Leidos and Splitco will incur in
        connection with the Transactions in this Q&A.

Terms of this Exchange Offer, page 22

6.   So that we can better understand how the pricing terms of the exchange operate, please
        include the information that is currently left blank on pages 22 and 23 in your next
        amendment. Alternatively, provide us supplementally with a working example of the
        calculations discussed on these pages, using, if necessary, a hypothetical VWAP for
        Lockheed Martin and Leidos common stock, dollar amount of the Leidos Special
        Dividend per share of Splitco common stock, upper limit, and other information needed
        to illustrate the operation of the pricing terms. Please also explain to us how this
        illustration reflects the percent discount at which Splitco common stock is being offered
        in the exchange offer for shares of Lockheed common stock.

Summary

Opinion of Leidos' Financial Advisor, page 27

7.   Please clarify where appropriate, if accurate, that the exchange ratio considered by Citi in connection with its fairness opinion (i.e., the number of shares of Leidos common stock to be issued in the Merger, divided by the number of fully diluted shares of Leidos common stock as of the date of Citi's opinion) is a different exchange ratio than the one that will be used to determine the number of Splitco common shares to be exchanged per Lockheed Martin common share in the split-off.

Risk Factors

The Transactions may not be completed on the terms…, page 37

8.   The third paragraph of this risk factor discusses potential delays and difficulties associated with Leidos obtaining post-closing governmental approvals with respect to the transfer of certain U.S. government contracts relating to the Splitco business. The disclosure does not, however, appear to address the possibility that such governmental approvals will be withheld altogether. Please tell us how you concluded that such a risk is not material, or revise.

The Exchange Offer, page 46

9.   Confirm for us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

10.   Please explain why you are currently unable to specify the percentage discount to Leidos' common stock that corresponds to the number of shares of Splitco common stock that will be exchanged for Lockheed Martin common stock in the split-off, and how the percentage discount will be determined.

Determination of Validity, page 57

11.   The disclosure in this section states that Lockheed Martin's determination regarding the validity of terms "will be final and binding." Please revise these and any other unqualified references to "final and binding" determinations by Lockheed Martin to reflect, if true, that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.

Roger A. Krone
Leidos Holdings, Inc.
May 13, 2016
Page 4

Information on Leidos

Leidos' Liquidity and Capital Resources after the Consummation of the Transaction, page 67

12.	Please consider expanding your discussion to include the following:

- Disclose your current assets and net working capital on a pro forma basis as of January 1, 2016.   In this regard, we note that you disclose total pro forma current liabilities and total pro forma assets, but not total pro forma current assets.

- Disclose your total contractual obligations in a table that includes debt incurred following the consummation of the transaction, including the principal and interest obligations under the proposed debt agreements, and the periods in which they are due, and

- Any unused available amounts under the proposed credit facilities.

Information on the Splitco Business

Management's Discussion and Analysis and Results of Operations and Financial Condition for the Splitco Business

Business Overview, page 79

13.	We note that in 2015 40% of the Splitco Business's contracts were fixed price contracts in which cost overruns could occur resulting in reduced profitability of contract losses in certain situations. To the extent material, discuss whether the Splitco Business has experienced material effects from cost overruns and whether the percentage of fixed price contracts has historically been the same.

Liquidity and Capital Resources, page 84

14.	You disclose that during 2014 Lockheed Martin provided funding to IS&GS to support its business acquisitions. Please expand your discussion to explain management's plan regarding funding of ongoing operations and/or business acquisitions subsequent to the Transactions in light of the fact that support provided by Lockheed Martin will no longer be available.

Unaudited Pro Form Combined Consolidated Financial Statements and Supplemental Combined Consolidated Statement of Income, page 93

15.	We note your disclosure on page 28 that Lockheed Martin stockholders participating in the exchange offer are expected to receive approximately 50.5 percent of the equity ownership and associated voting rights in Leidos after the consummation of the transactions. Clarify how you considered all of the provisions of ASC 805-10-55-12.a through e in determining the accounting acquirer. As part of your response, please address the following:

- While we note your disclosure that the Board will consist of 10 Leidos directors, clarify the voting rights of the shareholders to elect new directors or to remove existing directors during the two year period subsequent to the consummation of the transaction. Describe the term length, process of replacing members, and composition of the nominating committee. Also, clarify how any mandatory retirement dates will impact positions during this period.

- Clarify how the board members will have the ability to make significant decisions that affect the operations of the entity.

- Clarify the management structure subsequent to the consummation of the transaction. In this regard, we note your disclosure on page 132 that key leadership, personnel and expertise familiar with the Splitco Business are expected to transfer with the Splitco Business to Leidos. Clarify the composition of your leadership team subsequent to the consummation of the transaction and the roles, responsibilities and seniority of each member. Describe whether management serves under employee contracts or at-will.

- Clarify your calculation of the premium over the pre-combination fair value of the equity interest of the combining entity.

16.   We note your disclosure on page139 that stock options and performance share units held by Splitco employees will remain outstanding and will continue to be governed by the terms of the applicable Lockheed Martin equity incentive plan. Performance share units will continue to be eligible to vest in accordance with the terms of these plans, and subject to the satisfaction of performance criteria, will convert to shares of Lockheed Martin common stock. Please clarify your accounting for these awards, and tell us what consideration you gave to disclosing these factors.

17.   We note your disclosure on page 174 that Splitco will enter into a number of agreements with Lockheed Martin on the date of the Distribution. Clarify whether these agreements will result in incremental expenses to the combined company and what consideration you gave to including pro forma adjustments for the effects of these agreements.

Notes to the Unaudited Pro Forma Combined Consolidated Financial Statements and the Unaudited Supplemental Combined Financial Statements

Note 6: Reclassifications, page 103

18.   Please clarify the nature of the $273 million expenses reclassified from cost of revenues to selling, general and administrative expenses for the year ended December 31, 2015. Further, indicate why the historical financial statements do not require reclassification and are fairly stated.

The Transactions

Background of the Transactions, page 118

19.   To the extent it would be material information for investors regarding the nature of the businesses included in or excluded from the Splitco Business, please briefly describe the outcome of Lockheed Martin's consideration as to whether "certain elements of its government information technology business should be retained and realigned with its other business segments based on the nature of the work and the customers served."

20.   We note the disclosure in the second paragraph on page 118 that in October 2015, Lockheed Martin and Leidos discussed a general outline of a potential Reverse Morris Trust transaction and that "Lockheed Martin held similar discussions with other interested parties." Please ensure that disclosure explains why the Reverse Morris Trust transaction structure was selected. In this regard, to the extent material, briefly address any other transaction structures that you considered and the reasons for not pursuing them.

21.   Please describe in greater detail the negotiation during the meetings between Lockheed Martin and Leidos to provide shareholders with an understanding of how, when and why the terms of the proposed transaction evolved, to the extent such disclosure is not already provided. In this regard, explain how it was determined that the exchange ratio and the discount to the per-share value of Leidos common stock that tendering Lockheed Martin shareholders will receive would be determined subsequently.

Leidos' Reasons for the Transactions

Transaction Terms and Other Considerations, page 123

22.   We note your disclosure that, in deciding to approve the Merger Agreement, the Leidos Board considered "the fit of the business combination with Leidos' previously established strategic goals…." Please explain briefly the goals to which you refer and how the business combination is expected to fit with these.

Opinion of Leidos' Financial Advisor, page 125

23.   Please supplementally provide us with copies of all materials prepared by the company's financial advisor for use by the Leidos board, including copies of the board books and all transcripts, summaries and similar materials.

24.   We note that Citi's opinion was delivered to the Leidos board on January 25, 2016. Please disclose whether any material changes in Leidos' operations, performance, or in any of the projections or assumptions upon which Citi based its opinion have occurred

Roger A. Krone
Leidos Holdings, Inc.
May 13, 2016
Page 7

> since the delivery of the opinion or that are anticipated to occur before the Leidos shareholder meeting.

25.   We note that the financial advisor did not conduct an analysis of comparable transactions to support its opinion. Please disclose the reasons why the financial advisor did not believe an analysis of comparable transactions, including other Reverse Morris Trust transactions, was warranted.

Discounted Cash Flow Analyses, page 128

26.   Please disclose how Citi determined the perpetuity growth rates and the discount rates for both companies.

Selected Public Companies Analyses, page 128

27.   Please enhance disclosure of the criteria used in selecting comparable companies. Advise us as to whether any companies meeting the selection criteria were excluded from the financial advisor's analysis and revise your disclosure as appropriate to explain any such exclusion. In this regard, we note that the list of selected public companies used by Citi differs from the list of companies used for purposes of compensation comparison as disclosed by Leidos.

Lockheed Martin's Reasons for the Transactions, page 132

28.   Please concisely explain how "the separation of the Splitco Business from Lockheed Martin could result in a significantly reduced cost structure for the Splitco Business," as noted in the fourth bullet point in this section. In this regard, we note disclosure elsewhere in the registration statement, for example in the first two risk factors on page 41, indicating that Splitco has received certain benefits and services due to being part of Lockheed Martin, and that Leidos may be unable to replace these resources at the same cost following the Transactions.

29.   Please address what consideration, if any, the Leidos board gave to indemnification obligations if as a result of certain actions by Leidos or Splitco or as a result of certain changes in ownership of stock of Leidos or Splitco after the Merger. Please quantify those potential indemnification obligations if material.

Debt Financing, page 165

30.   For each proposed debt financing, clarify whether there are any financial covenants that are required to be met, and if so, please disclose the specific terms of these covenants. Further, please update your disclosure to provide the interest rates once finalized.

Other Agreements, page 170

31.   Please provide disclosure regarding any material fees to be charged in connection with services under the Transitions Services Agreement. Tell us whether you intend to file the Transition Services Agreement.

Combined Financial Statements of the Information Systems & Global Solutions Business

Combined Statements of Earnings, page F-3

32.   We note the disclosure on page 76 of Lockheed Martin Corporation's Form 10-K for the year ended December 31, 2015 that in 2014 Lockheed Martin recorded an impairment charge of $119 million in the Technical Services reporting unit within its MFC business segment. On page 84 of the Form 10-K, Lockheed Martin discloses that in 2015 all technical service programs were transferred from the MFC business segment to the IS&GS business segment. We further note that during 2013, due to the continuing impact of defense budget reductions and related competitive pressures on the Technical Services business, Lockheed Martin recorded an impairment charge of $195 million. Please clarify if these impairment charges are included in these financial statements. Tell us what consideration you gave to disclosing these impairments.

33.   Please clarify whether all of the severance charges relating to the IS&GS segment that are disclosed on page 104 of Lockheed Martin's Form 10-K for the year ended December 31, 2015 have been included in these financial statements.

Note 1. Business Overview and Basis of Presentation, page F-8

34.   We note the disclosure on page 84 of Lockheed Martin's Form 10-K for the year ended December 31, 2015 that during the fourth quarter of 2015, Lockheed Martin realigned certain programs among its business segments in connection with the strategic review of its government IT and technical services businesses. As part of the realignment, various programs were transferred among business segments. Subsequent to the program realignment, the IS&GS business segment which Lockheed Martin plans to divest in the third quarter of 2016 represents the government IT and technical services businesses that were under strategic review. Clarify how the programs that comprise the IS&GS business segment represent a discrete portion of Lockheed Martin's business. That is, clarify if these programs were managed autonomously, are considered dissimilar to the businesses retained by Lockheed Martin, and share no more than incidental common facilities and costs.

35.   We note your disclosure that Lockheed Martin's long-term debt and related interest expense have not been attributed to IS&GS for any of the periods presented because Lockheed Martin's borrowings are neither directly attributable to IS&GS nor is IS&GS the legal obligor of such borrowings. Clarify whether any of the entities that comprise

IS&GS are guarantors of this debt. Further, we note the disclosure on page 29 of Lockheed Martin's Form 10-K for the year ended December 31, 2015 that Lockheed Martin intends to use proceeds of the transaction to repay debt, pay dividends or repurchase its stock. Tell how you considered attributing debt to IS&GS to the extent the proceeds will be used to retire the debt of Lockheed Martin Corporation.

Exhibits

36.   Please tell us whether you intend to file the Intellectual Property Matters Agreement, Supply Agreements and License Agreements pursuant to Item 601(b)(10) of Regulation S-K. If you do not believe that you are required to file such agreements, please provide your basis for this belief.

General

37.   Please ensure consistency of disclosure throughout the documents filed on behalf of Abacus Innovations Corporation, Lockheed Martin Corporation, and Leidos Holdings, Inc. Where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes to the disclosure in such other filing. In this regard, to the extent that comments on your registration statement are applicable to disclosure in your proxy statement, please ensure that you revise the proxy statement accordingly.

38.   We note that your filing omits material information related to the exchange offer. Since this disclosure, such as the upper limit with respect to the number of Splitco common stock that may be issued per Lockheed Martin share of common stock in the exchange offer, triggers a number of disclosure matters, we will need sufficient time to process the amendment when this information is included. Please understand that the effect of revised disclosure throughout the relevant documents may result in new issues being raised in the comment process. In addition, please confirm your understanding that pursuant to Instruction 2 to Exchange Act Rule 13e-4(e)(2), the preliminary prospectus may not omit information under Rule 430A of the Securities Act.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, the Exchange Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Robert B. Pincus
Skadden, Arps, Slate, Meagher & Flom LLP